Exhibit 99.1

ENTRÉE GOLD REPORTS FIRST RESOURCE ESTIMATE
FOR THE BLUE HILL COPPER DEPOSIT, NEVADA

Inferred Resource Contains 277 Million Pounds Near-Surface Oxide Copper

Vancouver, B.C., October 29, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") reports the first resource estimate for the Blue Hill copper deposit (“Blue Hill” or the “Deposit”), located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. Combined Inferred oxide and mixed resource categories total 72.13 million tonnes (“Mt”) averaging 0.17% copper (at a base case 0.10% copper cut-off), or 277.5 million pounds of copper.  The underlying Inferred sulphide resource is estimated to contain 49.86 Mt averaging 0.23% copper at a base case 0.15% copper cut-off.

Greg Crowe, President and CEO commented, "This first resource estimate on the Blue Hill Deposit is very encouraging.  The near surface, easily leachable material could enhance the entire Ann Mason project, through the potential production from copper oxide in the early stages of Ann Mason development.  The copper oxide mineralization at Blue Hill has not been closed off, and other known and underexplored areas of oxide mineralization on the project property could significantly add to the overall tonnage.  In addition, the full extent of the sulphide mineralization underlying the copper oxide at Blue Hill has not been determined.  This preliminary sulphide resource is based on a limited number of drill holes, and it is our belief we are dealing with a much larger mineralized system.  More exploration drilling will be required to determine its full extent and relationship to the nearby Ann Mason deposit.

With a positive Preliminary Economic Assessment of our 100% owned Ann Mason deposit in hand, we are currently evaluating strategic alternatives in order to advance the Ann Mason project as quickly as possible in a manner that enhances shareholder value. ”

Highlights

•	Initial oxide, mixed and sulphide Inferred resources of (Tables 1 and 2):
o	72.13 Mt averaging 0.17% copper (at a 0.10% copper cut-off) of combined oxide and mixed material containing 277.5 million pounds of copper;
o	49.86 Mt of underlying sulphide material averaging 0.23% copper (at a 0.15% copper cut-off) containing 253.5 million pounds of copper.
•
Oxide and mixed mineralization is acid-soluble and amenable to low-cost heap leach and solvent extraction/electrowinning (“SX/EW”) processing with potentially low strip ratio of waste to mineralized material.

•	Indicated average acid soluble copper recovery of oxide material is 86% and of mixed material is 83% (combined average 85%).
•	Underlying sulphide porphyry copper mineralization remains open in most directions.

The Company prepared the resource estimate as a first step in determining if Blue Hill could serve to generate early cash flow for the Ann Mason project (the “Project”), should the Ann Mason deposit advance to production.  The Blue Hill Deposit, as currently defined by the 0.075% copper shell and the constraining resource pit, underlies a 900 metre by 450 metre area.  Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface.  Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and SX/EW processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery (refer to News Release dated July 26, 2012).  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.

The resource estimate was completed by AGP Mining Consultants ("AGP"), an independent Canadian-based consulting company.

Table 1. Summary of Blue Hill Inferred Mineral Resources, 31 July 2012.

Zone	Cutoff (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	0.10	72.13	0.17	277.49	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Table 2. Blue Hill Inferred Mineral Resources, 31 July 2012.

Zone	Cutoff (Cu %)	Tonnes (Million)	Cu %	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.25	3.33	0.28	20.85	---	---	---
	0.20	12.42	0.24	65.03	---	---	---
	0.15	28.40	0.20	125.55	---	---	---
	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.25	1.30	0.31	8.90	---	---	---
	0.20	7.32	0.24	38.09	---	---	---
	0.15	19.22	0.19	82.35	---	---	---
	0.10	24.69	0.18	98.12	---	---	---
Sulphide	0.25	16.59	0.31	111.93	0.007	0.01	0.3
	0.20	29.31	0.27	173.87	0.006	0.01	0.3
	0.15	49.86	0.23	253.46	0.005	0.01	0.3
	0.10	57.82	0.22	276.80	0.004	0.01	0.3

Resource Notes (Tables 1 and 2):
1.	The mineral resource estimate has an effective date of July 31, 2012 and was prepared by M. Waldegger, P. Geo. from AGP.
2.	Summations within the tables may not agree due to rounding.
3.	Molybdenum, gold and silver were estimated for the Sulphide only.
4.	Contained metal values are in-situ and not in consideration of metallurgical recoveries.

Technical Discussion

The current pit-constrained resource was completed by AGP, based on Entrée’s recent drilling of 30 reverse circulation (“RC”) and core holes totalling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag Metals, and 10 historic Anaconda RC and core holes totalling approximately 2,927 metres.  The mineral resource estimate is CIM 2010 compliant and prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The key estimation parameters used by AGP for the Blue Hill estimate are as follows:

•	Domains were modelled in 3D to separate oxide, supergene and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.
•	High grade outliers in the drill hole assay database were capped to 0.75% copper prior to compositing.
•	Drill hole assays were composited to 5 metre lengths interrupted by the overall mineralization boundary.
•	Block grades for copper were estimated from the drill hole composites using inverse distance weighted to the second power (“ID2”) into 40 x 40 x 15 metre blocks coded by domain.
•
Dry bulk density was estimated globally for each domain from drill core samples (411 measurements) collected throughout the deposit (268 measurements in the mineralized wireframes and 143 measurements in the waste rock). The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre (“t/m3”) and the sulphide zone was assigned a density of 2.62 t/m3.

•	All blocks were classified as Inferred in accordance with CIM definitions.
•
Mineral resources were reported within a Lerchs-Grossman (“LG”) pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.  The general parameters of the LG pit are as follows:

•
Gross metal values of$3.61/lb copper, $13.50/lb molybdenum, $1,100/oz gold and $15/oz silver were used.  After adjustment for payables, smelting, refining, roasting and transportation charges, and transit losses as appropriate, the net metal prices are:

a.	$3.32/lb copper for oxide and mixed material;
b.	$3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.
•	Metallurgical recoveries of:
a.	81.7% leachable oxide material (60-day column leach value);
b.	75% for leachable mixed material (60-day column leach value);

c.	92% copper, 50% molybdenum, 50% gold and 55% silver flotation recoveries for sulphide material.
•	Mining costs: $1.13/tonne base cost, with an additional $0.17/t for oxide material incremental haulage.
•	Combined Process and general management and administration (“G&A”) costs of:
a.	$5.06/tonne for oxide and mixed material;
b.	$6.22/tonne for sulphide material.
•	Pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.
•	No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements.

Metallurgy

As previously reported on July 26, 2012, Metcon Research of Tucson, Arizona completed column leach testing of four composite samples comprised of split drill core from the Blue Hill target.  Three are from oxide-style mineralization, with calculated head grades ranging between 0.13% copper to 0.25% copper. The fourth is from mixed oxide-sulphide mineralization grading 0.17% copper.  The samples were crushed by Metcon to 80% passing ¾ inch. From this, 40 kilograms each were loaded into separate 3 metre by 10 centimetre (10-foot by four-inch) diameter columns. After a typical agglomeration and a five-day curing process, the columns were initiated on March 13, 2012 using a flow rate of 7.33 litres/hour/m2 and a sulphuric acid concentration of 7 grams/litre.

After a 91 day leach cycle, the columns yielded excellent recoveries, ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite.  The average recovery of the four composites is 85%. All composites showed very fast recovery rates with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leach cycle.  Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg copper and 15.49 kg/kg/copper and averaged 11.95 kg/kg copper.

More conservative estimates of recovery were used for pit optimization, allowing for scaling from test columns to production leaching.

Discussion and Future Work

Copper oxide and mixed mineralization at Blue Hill extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 900 by 450 metres and remains open in several directions.  To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which still remains open in most directions.  Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.  Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential.  In addition, previously released hole EG-BH-11-031 (refer to Management’s Discussion & Analysis for the six months ended June 30, 2012) is approximately one kilometre east of the Deposit.  This hole returned a weighted average of 0.28% copper over 13.8 metres, starting at 22.2 metres depth.  Further drilling will be required in this area and if successful could provide additional mineralization for a potential SX/EW operation.

The area between the Ann Mason and Blue Hill deposits has seen some wide-spaced, mostly shallow drilling and therefore the potential to host additional sulphide and oxide mineralization remains as a strong target.  South of Ann Mason, recent soil surveying and mapping indicates potential for near surface oxide copper mineralization  that could be included in an overall study of alternatives to optimize the Ann Mason Project and reduce the current strip ratio in the Ann Mason deposit Preliminary Economic Assessment (“PEA”) mine design (refer to News Release dated October 24, 2012).

RESOURCE ESTIMATE and QUALIFIED PERSONS

The Blue Hill resource estimate was completed independently by AGP Mining Consultants Inc. (“AGP”), Toronto.  The information in this news release that relates to the resource estimate was prepared by Mike Waldegger, P. Geo., Senior Associate Resource Geologist (AGP) and Lyn Jones, P.Eng., Senior Associate Metallurgist (AGP).

Robert Cinits, P. Geo., Director, Technical Services with Entrée, a Qualified Person as defined by NI 43-101, approved this news release.

A NI 43-101 compliant Technical Report, supporting the mineral resource estimate will be filed on SEDAR.

All references to “$” in this news release are to United States currency.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the sizeable Ann Mason copper and molybdenum porphyry deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.  Based on the PEA announced in October, 2012, the Ann Mason deposit is expected to yield a base case pre-tax, 7.5% net present value of $1.11 billion and an internal rate of return of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively*.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

*Readers are cautioned that the PEA on the Ann Mason deposit is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the estimation of mineral resources, the realization of mineral resource estimates, future mineral production, costs of production and capital expenditures, the availability of project financing, potential size of a mineralized zone, potential expansion of mineralization, the timing and results of future resource estimates, potential type(s) of mining operation, amount or timing of proposed production figures, potential metallurgical recoveries and grades, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parametres as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the Securities Exchange Commission’s Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.